

June 11, 2018

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Deutsche Bank Trust Company Americas
1761 East St. Andrew Place
Santa Ana, CA 92705

    Re: **COMM 2014-CCRE14 Mortgage Trust**
            COMM 2014-CCRE20 Mortgage Trust
            COMM 2015-CCRE23 Mortgage Trust
            COMM 2015-LC19 Mortgage Trust
            COMM 2015-LC21 Mortgage Trust
            Forms 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2017
            Filed March 16, 2018, March 19, 2018, March 20, 2018 and June 8, 2018
            File Nos. 333-184376-11, 333-193376-12, 333-193376-18, 333-193376-15 and
               333-193376-19

Dear Ms. Kaplan:

We have reviewed your responses and amended Form 10-K for COMM 2014-CCRE14 and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our references to prior comments are to comments in our May 31, 2018 letter.

Assessments of Berkeley Point Capital LLC
Exhibit 33.9 to Form 10-K of COMM 2014-CCRE20 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-CCRE23 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-LC19 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-LC21 Mortgage Trust

1. We note your response to prior comment 3. Please amend each Exhibit 33 to include the correct version of Berkeley Point's servicer assessment report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP